                      SECURITIES AND EXCHANGE COMMISSION

                            Washington D.C. 2O549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                       Bugaboo Creek Steak House, Inc.
                       -------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                 120035-10-0
                                 -----------
                                (CUSIP Number)

                              Richard E. Rivera
                            Longhorn Steaks, Inc.
                       Building 200, 8215 Roswell Road
                           Atlanta, Georgia  30350
                                (770) 399-9595
                    -------------------------------------
                     (Name, Address and Telephone Number
                       of Person Authorized to Receive
                         Notices and Communications)

                              September 13, 1996
                     ------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report
the acquisition which is the subject of this    Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE
ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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                                     13D
- -------------------------------------------------------------------------------

CUSIP No.:    120035-10-0

1.       Name of Reporting Person:
         S.S. or I.R.S. Identification No. of Above Person:

                                           Longhorn Steaks, Inc.
                                           I.R.S. Identification No. 58-1498312

2.       Check the Appropriate Box if a Member of a Group (See Instructions):
         a.      [     ]          b.       [     ]


3.       SEC Use Only


4.       Source of Funds:*                                  Not applicable.


5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e):     [     ]


6.       Citizenship or Place of Organization:              Georgia


                            7.  Sole Voting Power:
  Number of
  Shares Beneficially       8.  Shared Voting Power:              0
  Owned by
  Each Reporting            9.  Sole Dispositive Power:
  Person With
                            10. Shared Dispositive Power:


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:*      0


12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:*


13.      Percent of Class Represented by Amount in Row 11:                   0%


14.      Type of Reporting Person (See Instructions):                        CO


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*      The shares previously disclosed were subject to the
stockholder agreement by and among the reporting person, Bugaboo Creek Steak House, Inc. ("Bugaboo") and Edward P. Grace, III, which agreement expired pursuant to its terms upon consummation of the merger of Whip Merger Corproation with and into Bugaboo on September 13, 1996 (the "Merger").

























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ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to an Agreement and Plan of Merger, dated as of June 14, 1996, and amended July 29, 1996 (the "Merger Agreement"), by and among Longhorn Steaks, Inc. ("Longhorn"), Bugaboo and Whip Merger Corporation, a Georgia corporation and a wholly-owned subsidiary of Longhorn, and in consideration thereof, Longhorn, Bugaboo and Mr. Edward P. Grace, III (the "Stockholder") entered into a stockholder agreement (the "Stockholder Agreement"). The Stockholder Agreement provided that the Stockholder would vote such Stockholder's shares of the common stock of Bugaboo, $.01 par value per share ("Bugaboo Common Stock"), 2,415,000 shares or 46.2% of the shares outstanding as of June 14, 1996, in favor of the Merger, the execution and delivery by Bugaboo of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; provided, however, that the Merger Agreement had not been amended so as to reduce the consideration payable in the Merger to a lesser amount of shares of the common stock of Longhorn. The Stockholder Agreement also provided that the Stockholder would vote such Stockholder's shares of Bugaboo Common Stock against any of the following (each a "Competing Transaction"): any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Bugaboo or any amendment of Bugaboo's Certificate of Incorporation or Bylaws or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. The Stockholder had also agreed not to, and not to permit any, of its representatives to, directly or indirectly, solicit, initiate or encourage the submission of, any takeover proposal or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constituted, or may reasonably be expected to lead to, any takeover proposal.

         The Stockholder Agreement terminated pursuant to its terms upon consummation of the Merger on September 13, 1996.


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this  statement is    true, complete and
correct.

                                           LONGHORN STEAKS, INC.


Date: September 13, 1996                   /s/  Anne D. Huemme
                                           --------------------------------
                                           Title:  Chief Financial Officer
                                                   ------------------------




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